Bank of America, N.A.

Form SBSE-A

Amendment - SBSE-A/A

May 29, 2025

The following changes were made in this Amendment:

<u>Changes to Schedule B, Section II Item 13B</u>

BANCO NACIONAL DE MEXICO, S.A. – Terminated as Custody, Clearance, or Settlement entity

HSBC BANK MIDDLE EAST LIMITED, QATAR BRANCH – Terminated as Custody, Clearance, or Settlement entity

STANDARD CHARTERED BANK, UAE BRANCH – Added as Custody, Clearance, or Settlement entity